SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, December 30th, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01, Credicorp hereby notifies you that:

Today our subsidiary Grupo Crédito S.A. reached a share purchase agreement with Willis Europe BV whereby the latter will purchase the total amount of Grupo Crédito S.A.’s shares in Willis Corredores de Seguros S.A. (“Willis Perú”) which amounts to 49.9% of said company. This transfer of shares, which will be effective between February 15 and June 15, 2015, provided each and every condition precedent under the Share Purchase Agreement has been fulfilled, brings to an end the strategic alliance entered by Grupo Crédito S.A., subsidiary of Credicorp; and Willis Europe BV, subsidiary of Willis Group Holdings plc, on February 2012, as disclosed to the market in a Material Event on February 27, 2012.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales Valentin
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30th, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales Valentín
Guillermo Morales Valentín
Authorized Representative